

BARU

Deglobalize manufacturing with idle machines

barucabinets.com   Elyria, OH   [in] [▶]   Technology   Marketplace   Ecommerce   AR & VR   Retail

Highlights

1   Challenge: Manufacturing today is centralized and typically far from the customer.

2   Opportunity: Create an ecosystem where manufacturing can be virtualized and decentralized.

3   Entry Market: We chose furniture to start because it's heavy and expensive to ship.

Our Team



Tino Go CEO & Co-Founder

Tino has managed operations and corporate finance in companies with annual sales over $1B. At one company, he oversaw growth from $12M to $25M and M&A to increase sales to $85M. He led teams in Europe for 7 years and speaks French and Italian.

1. Shoppers should be able to buy the furniture they want, not just the furniture that they can find. 2. Mass-produced furniture made in overseas factories is good for neither our communities, its businesses, nor local employment. 3. BARU avoids tons of CO_2 emissions by making our furniture in our hometowns rather than overseas.



Kevin Rainbolt CTO & Co-Founder

Kevin has been building mission-critical enterprise-level software since 2008. He has managed teams as large as 20 with a $5 million operating budget. He earned a BS in Computer Science and a Masters in Information Resources Management.



Leland Thomasset Manufacturing Engineer

Leland is a 40-year veteran of the woodworking industry. He is a recognized thought leader in the industry on how to implement CNC manufacturing in small workshops. He is an Executive Board Member of the Cabinet Makers Association.



Malinda Gagnon Chief Marketing Officer

Malinda has worked in Digital Marketing Strategy advising GE, Walmart, Volkswagen, and other companies for the past 20 years. She started her career with Google Adwords in their Boston office.



Ashton Morgan Director of Growth

From political campaigns to hyper-scale growth companies, Ashton grows

From political campaigns to hyper-scale growth companies, Ashton grows organizations through strategic communications and growth marketing.

BARU's Story

OUR CHALLENGE:

Manufacturing today is centralized and typically far from the customer – causing supply chain disruptions, poor quality, long lead times, and less customer choice.



Baru Shortens Operating Cycles — 18 months to 2 Weeks
Market Research
Product Design
Product Testing
Prototypes Made
Distribution Center
Mass Production
Wholesale Presales
SALE
Wholesale Marketing
Retailer
Customer Sale
Shipping
Customer Delivery
Hello, Baru.
3

OUR OPPORTUNITY:

Create an ecosystem where manufacturing can be virtualized and decentralized. The value for customers, manufacturers, and the environment is tremendous.



Buyers
Browse
Select
Scan
Fit
Customize
Buy
2 Baru Technology
Translate Custom Designs Into Robot Instructions
Patent Pending
3 Manufacturers
Use Idle Capacity
4 Local 1-Hour Delivery
5 White-Glove Services
Hello, Baru.
4

OUR ENTRY MARKET:
We chose furniture to start because it's heavy, hard and expensive to ship, and it is an industry ready for disruption.



Starting With Furniture:
Baru Technology Customizes Furniture Hometown Suppliers
Made Locally by Trusted Partners
Delivered under 2 Weeks
Hello, Baru.
5



BARU virtualizes furniture manufacturing.

- BARU lets anyone design their perfect home effortlessly, affordably, and quickly. Choose the product you love and customize it for your

specific needs.

- BARU makes our products in our customers' hometowns. We support our local communities. We share our profits with our hometown business partners and material suppliers.
- BARU is saving the environment. We've eliminated long-distance shipping for our finished products to save freight costs and greenhouse gas emissions.



THE OPPORTUNITY
Thousands of Idle Manufacturers Everywhere
Capital-Efficient Model
Zero Plant Footprint
Select Manufacturers Needing Work
Hello, Baru.
Less than one hour away from
135 million homes.
Baru removes the frictions for the deployment of idle robots in a marketplace platform.
8

BARU Saves the Environment

Our journey started in 2014. BARU's founder, Tino, couldn't find a bookcase that perfectly fit a spot in his house. He was appalled by how difficult it was to buy a correctly-sized bookcase, of reasonable quality and price. After setting out to get one custom made, he discovered the current market was outrageously priced and took months to produce.

When he spoke to others about the shopping process, he discovered that other folks had experienced the same frustrations. Surveying online strangers resulted in the same opinions. Tino realized--shopping for furniture that fits perfectly is entirely unsatisfactory.

Tino was determined to change that shopping experience. He would make buying custom furniture as easy as clicking on Amazon.



A Robotics Revelation

Tino has a background in overseeing manufacturing companies. He knew that manufacturing software and robotics had become easy to use and the machines inexpensive enough that hundreds of small cabinet and millwork manufacturers around the country had them, and knew those machines were super underused. They cut through wood like a hot knife through butter! These machines would often be done with the workshop's daily work needs in just two hours.

Tino also discovered that the machine owners were eager to keep them operating and generating profits. He realized that the machines' geographic distribution could be used for local manufacturing to avoid long-distance shipping and its high costs.

Producing on demand in the customer's hometown lets BARU spend

Producing on demand in the customer's hometown lets BARU spend much less on shipping and inventory management. We use those savings on higher-grade materials to make better products.



Baru's Virtual Optimized Supply Chain – 50% Savings
Material Content
Manufacture/Distribution
Gross Margin
SG&A Overhead
Net Profit
$1,400 Proforma Comparison (2019)
wayfair
Non-Custom Product
$140 | 10%
Poor Materials
$925 | 66%
Production Costs
Distribution Costs
Inventory Costs
$335 | 24%
Gross Margin
$434 | 31%
SG&A
-$99 | -7%
Net Losses
Reallocate
50% of value
$1,400
Hello, Baru.
Custom Product
$490 | 35%
Higher Quality Materials
$420 | 30%
Hometown Manufacturing
$490 | 35%
Higher Gross Margin
$280 | 20%
SG&A
$210 | 15%
Higher Profits
9

BARU's Challenges and BARU's AR Solution

But our team had two Challenges that we had to solve:

- Using the automated machines needed a lot of programming. The added time would slow down production. And the cost of programming for each custom product would make products too expensive.
- It was hard for shoppers to feel confident about how a piece of custom furniture would look in their homes. BARU needed to show shoppers how that furniture would look before they purchased.

We let shoppers customize furniture before buying with Augmented Reality. Buy custom furniture from the convenience of an app!



Tino needed a rockstar team who could help build the foundation of the technology and the company's culture. Meet our executive team.

BEHIND THE SCENES

Why Now / Why Us?

Tino Go
Founder & CEO
- Finance & Operations, US & Europe
- Oversaw revenue growth $12M to $85M in 5 years
- CFO for $1.2B North American business
- Baru Patent Inventor

Kevin Rainbolt
CTO
- Senior Software Engineer, PMP Certified
- Managed development of massively-distributed PC high-fidelity flight simulator for systems testing

Malinda Gagnon
CMO
- Business and Digital Strategist at WPP
- 20-years advising clients including P&G, GE, Volkswagen, and Walmart
- Techstars and MassChallenge mentor

Leland Thomasset
Engineering
- Nationally recognized thought leader for manufacturing automation
- President, Cabinet Makers Association (2019)

Ashton Morgan
Growth
- Growth Marketing & Social Media
- Strategic Communications

17

2021 Operating Plan

2021 Operating Plan

Google endorsed BARU as an official supplier of home-office desks for employees. Other companies have requested us to become a preferred supplier in their Employee Perks Programs managed by Passport Corporate.



Product Launched in 2020 – 57% Sales Growth in Q4
Google
Tech Built
Generating Sales
Sales & Manufacturing in
Over 10 Regions
Adding 50 more Regions in USA
Commercial Office
Channel Partners
Apr 20
May 20
Jun 20
Jul 20
Aug 20
Sep 20
Oct 20
Nov 20
Dec 20
PASSPORT
CORPORATE
Microsoft
YouTube
Hello,
Baru.
These are forward-looking figures that cannot be guaranteed.
15

BARU Summarized

1. **Buy the exact sized furniture you need from the convenience of an app.**
   Use the BARU app if you have a specific spot in which you want to put your desk, dresser, or bookcase. No need to be looking through hundreds of products that have bad reviews or aren't exactly the size you want.

2.

3. **Support your community and local businesses.**

4. Buy USA-made quality products made with environmentally-friendly materials that are safe for your family and home. No more buying low-quality imports that arrive at your home damaged or

buying low-quality imports that arrive at your home damaged or with missing parts. No more hassles puzzling together products with instructions written in a foreign language.

5.

6.

7. **Stop overpaying for inferior products.**
   A large portion of furniture cost goes to overhead and long-distance shipping, not materials. Get better quality materials for competitive prices. Reduce your carbon footprint without compromising your home's design and aesthetic taste.

Own part of our revolutionary company that also is changing the world for the better!

Downloads

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Baru SDG Deck 18Jan2024 Docsend.pdf